Exhibit 99.1

Ming Yang Co-Founded Guangdong Renewable Energy Industry Fund

ZHONGSHAN, China, Aug. 28, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced that it entered into a framework agreement with certain parties, including CGN Wind Energy Limited (“CGN Wind”), one of the new energy arms of China General Nuclear Power Group (HK: 1816) and Shenzhen Energy Group Co. Ltd. (“Shenzhen Energy”) (SZ: 000027), to jointly invest in a fund management company, namely Guangdong Oriental Millennium Renewable Energy Industry Fund Management Co., Ltd. (“Oriental Millennium”). Ming Yang expects to make a limited partner capital commitment of up to RMB1 billion to the Guangdong Renewable Energy Industry Fund (the “Fund”), a fund to be established and managed by Oriental Millennium.

Oriental Millennium is currently wholly owned by a company affiliated with Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of the Company. Upon the capital injections by Ming Yang, CGN Wind, Shenzhen Energy and the management team of Oriental Millennium as currently contemplated, Ming Yang expects to invest RMB28 million in Oriental Millennium, representing approximately 28% of its equity interest after the capital injection.

Following the capital injection in Oriental Millennium, Oriental Millennium plans to establish and manage the Fund, which is expected to raise a total capital commitment of up to RMB3.08 billion. The primary objective of the Fund is to seek investment opportunities in projects or companies relating to renewable energies, such as wind, solar, hydropower and biomass, located in Guangdong Province. CGN Wind and Shenzhen Energy are expected to be among the other limited partners of the Fund. And Guangdong Finance Investment (Holding) Co., Ltd. is expected to make a capital commitment of RMB50 million on behalf of the Guangdong government. The actual subscription amount will be paid upon the request of the general partner and subject to the needs of the renewable projects so invested over time.

“We believe the Fund will help generate synergistic effect by sharing resources and enlarging investment channels among industry players,” commented Chuanwei Zhang, Chairman and Chief Executive Officer of the Company. “By leveraging the Fund’s investments, Ming Yang expects to benefit from obtaining resources and generating more business opportunities. On the other hand, Ming Yang expects to benefit the Fund by offering its resources and high technology advantages. We believe that this investment will also bring about potential opportunities for the development of downstream wind farms to be owned and operated by Ming Yang.”

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

+1-646-454-8640

ir@mywind.com.cn

http://ir.mywind.com.cn